EXHIBIT 99.1

News Release dated June 16, 2014, Suncor Energy names Alister Cowan as Chief Financial Officer

News Release

FOR IMMEDIATE RELEASE

Suncor Energy names Alister Cowan as Chief Financial Officer

Calgary, Alberta (June 16, 2014) – Suncor Energy today announced the appointment of Alister Cowan as Executive Vice President (EVP) and Chief Financial Officer (CFO) effective July 21, 2014. Alister comes to Suncor from Husky Energy, where he had been CFO since 2008.

As Suncor’s CFO, Alister will direct financial operations including controllers, investor relations, treasury, tax, internal audit and enterprise risk management.

“We are extremely pleased that Alister is joining Suncor’s leadership team,” said Steve Williams, president and chief executive officer. “With almost 30 years’ experience leading the finance function for a number of companies in the energy and utilities sectors, Alister has the breadth and depth of experience required to build on Suncor’s strong financial position, support the company’s strategic direction and focus on capital discipline and profitable growth.”

At Husky, Alister was responsible for the financial management of the company, including controllers, planning, investment analysis, treasury, tax, credit and internal audit. Prior to joining Husky, he served as EVP and CFO of British Columbia Hydro & Power Authority from 2004 to 2008. Before that, Alister held various finance executive roles at Direct Energy Marketing Limited and TransAlta Corp. Alister is a Chartered Accountant and holds a Bachelor of Arts degree in Accounting and Finance from Heriot-Watt University in Edinburgh, Scotland.

“I would like to thank Steve Reynish for taking on additional responsibilities as interim CFO while we conducted the search,” continued Williams.

Since December 9, 2013 Steve Reynish has served as interim CFO in addition to his responsibilities as EVP Strategy & Corporate Development.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy visit our web site at suncor.com, follow us on Twitter @SuncorEnergy, read our blog, OSQAR or come and See what Yes can do.

Media inquiries:	Investor Inquiries:
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150 6 Avenue S.W. Calgary, Alberta T2P 3E3
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